Exhibit 99.1

SHORE GOLD INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Reporting Issuer:

Shore Gold Inc.

300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2.	Date of Material Change:

December 13, 2005

3.	News Release:

On December 13, 2005, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule "A" to this Material Change Report).

4.	Summary of Material Change:

On December 13, 2005, the Corporation announced that a weighing correction in the on-site diamond processing plant has resulted in a significant increase in diamond grade for all bulk sample and prefeasibility sample results.

5.	Full Description of Material Change:

See the press release attached hereto as Schedule "A" for a full description of the material change. The table referred to in the press release which lists the correct grades for all results reported to date from the Star Kimberlite, up to and including Batch 109, is attached as Schedule "B" hereto.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

No material information has been omitted from this report.

8.	Executive Officer:

For further information, please contact Mr. George H. Read, P. Geo., Senior Vice President Exploration, at (306) 664-2202.

9.	Date of Report:

Dated at Saskatoon, Saskatchewan, this 15th day of December, 2005.

SCHEDULE "A"

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Star Diamond Project plant correction results in significant grade increase

    Stock Symbol: SGF: TSX

    SASKATOON, Dec. 13 /CNW/ - George H. Read, P. Geo., Senior Vice President
Exploration, today announced that a weighing correction in the on-site diamond processing plant has resulted in a significant increase in diamond grade for all bulk sample and prefeasibility sample results. Since the February 2004 commissioning of the on-site processing plant, the belt scale weightometer, on the primary feed conveyor, has recorded weights for all kimberlite batches in imperial short tons (2,000 pounds) while all results have been reported in metric tonnes (1,000 kilograms). The correction of the kimberlite batch weights by the conversion of short tons to metric tonnes results in an overall decrease in the tonnes processed and a consequent increase in grade. The details of the change from reported to actual weight, and consequent grade, for the bulk sample and the additional prefeasibility sample, are listed in the table below. The short ton is a unit of mass equal to 2,000 pounds or
907.18474 kilograms or 0.90718474 metric tonnes. Grades are expressed in carats per hundred tonnes (cpht).

    <<
    -------------------------------------------------------------------------
    Kimberlite Sample      Reported    Actual    Carats    Reported   Actual
                            Weight     Weight   Recovered    Grade     Grade
                            (Short    (Metric               (cpht)    (cpht)
                             tons)    tonnes)
    -------------------------------------------------------------------------
    Bulk Sample
    Late Joli Fou         1,012.81     918.80       25.89      2.67     2.82
    -------------------------------------------------------------------------
    Bulk Sample
    Mid Joli Fou          4,061.60   3,684.62      231.20      5.69     6.27
    -------------------------------------------------------------------------
    Bulk Sample
    Early Joli Fou       22,762.14  20,649.47    3,791.72     16.66    18.36
    -------------------------------------------------------------------------
    Total Bulk Sample    27,836.55  25,252.89    4,048.81     14.54    16.03
    -------------------------------------------------------------------------
    Prefeasibility Bulk
    Sample (to date)      7,202.93   6,534.38    1,139.32     15.82    17.44
    -------------------------------------------------------------------------
    Total (to date)      35,039.48  31,787.27    5,188.13     14.81    16.32
    -------------------------------------------------------------------------

    The belt scale weightometer was not included in the original plant design but was considered a necessity that was added late in the construction of the plant in January 2004. The Ramsey Series 17-4 Belt Scale System weightometer was supplied by Thermo Ramsey Weighing and Inspection Division Canada Inc. of
Markham, Ontario but was manufactured by Thermo Electron Corporation of
Minneapolis, Minnesota. The default unit of weight of this weightometer manufactured in the United States was imperial short tons. The processing plant was manufactured and commissioned by Bateman Engineering of South Africa and if the weightometer had been sourced in South Africa the default unit would be metric tonnes. The default setting of imperial short tons has been used since the commissioning of the plant. The processor of the weightometer integrates the weight of all kimberlite fed into the plant and the processor can display the weight in a variety of units: short tons, metric tonnes, long tons, pounds and kilograms. It is a multi-step procedure to change the display from one unit to another and this change could not have been effected without careful programming. Recent maintenance of the weightometer by a Thermo Ramsey technician confirmed that the weightometer was set to record in short tons at the time of commissioning and geologists of A.C.A Howe International Limited who are responsible for the daily, continuous on-site audit of the processing plant confirm that the weightometer has recorded short tons since the time of commissioning.
    Senior Vice President Exploration, George Read, states: "Shore geologists, Project Managers and consultants have made every effort to apply rigorous quality control to the bulk sampling of the Star Kimberlite. It is fortunate that this incorrect reporting of mass units has a positive outcome for the actual diamond grade of the Star Kimberlite, determined from the bulk samples. A table is available on the Shore website (www.shoregold.com) that lists the corrected grades for all results reported to date from the Star
Kimberlite, up to and including Batch 109. All future kimberlite batches will be reported with true metric tonne weights. The Technical Report of March 16,
2005 will be updated to reflect the correct metric tonne weights. The overall grade increase that results from this weight correction has significant implications for the future economics of the Star Diamond Project."
    The prefeasibility study on Star, with a budget of approximately
$44 million, is now the largest work program outlined for any of the Fort a la
Corne kimberlites. The aim of the prefeasibility study is to define a National
Instrument 43-101 compliant mineral reserve for the Star Kimberlite. Senior
Vice President Exploration, George Read, Professional Geoscientist in the
Provinces of Saskatchewan and British Columbia, is the Qualified Person
responsible for the verification and quality assurance of analytical results.
Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX
Exchange under the trading symbol "SGF".

    >>
    %CIK: 0001283176

    /For further information: please contact: Kenneth E. MacNeill, President
& C.E.O.; or George H. Read, P. Geo., Senior Vice President Exploration or
Pieter Du Plessis, Project Leader at (306) 664-2202./
    (SGF.)

CO:  Shore Gold Inc.

CNW 09:49e 13-DEC-05

SCHEDULE "B"

Shore Gold Inc.: Star Diamond Project
Recalculated Kimberlite Batch Weights and Diamond Grades with Short Ton to Metric Tonne Conversion

Batch	Depth (m) or Location	Reported Dry Short tons	Conversion Factor	Recalculated Dry Metric tonnes	Total Stones	Total Carats	Grade (cpht)	Recalculated Grade (cpht)
1	107-131.36	825.52	0.90718	748.90	246	13.08	1.58	1.75
2	131.36-140.2	570.24	0.90718	517.31	160	14.09	2.47	2.72
3	140.2-149.6	442.57	0.90718	401.49	257	11.79	2.67	2.94
4	149.6-161.54	463.44	0.90718	420.42	147	7.77	1.68	1.85
5	161.54-171	373.90	0.90718	339.19	238	18.51	4.95	5.46
6	171-190.5	1878.06	0.90718	1703.74	1093	130.68	6.96	7.67
7A	190.5-196.24	265.83	0.90718	241.16	356	32.85	12.36	13.62
7B	196.24-200.38	191.75	0.90718	173.95	262	26.49	13.82	15.23
7C	200.38-207.57	332.87	0.90718	301.97	478	53.04	15.93	17.56
8A	207.57-213.59	275.03	0.90718	249.50	416	28.30	10.29	11.34
8B	213.39-219.53	271.86	0.90718	246.63	415	32.91	12.10	13.34
8C	219.53-225.4	268.32	0.90718	243.41	380	30.71	11.45	12.62
8D	225.4-231.38	273.43	0.90718	248.05	438	33.14	12.12	13.36
8E	231.38-237	256.86	0.90718	233.02	406	39.33	15.31	16.88
9	230.43-235	983.34	0.90718	892.07	1093	91.98	9.35	10.31
10	237-250	586.13	0.90718	531.73	681	57.06	9.73	10.73
11	235 m Level: NE drive	67.31	0.90718	61.06	38	7.27	10.79	11.90
12	235 m Level: SE drive	394.27	0.90718	357.67	458	63.00	15.98	17.61
12A	235 m Level: SE drive	142.94	0.90718	129.68	225	26.48	18.52	20.42
13	235 m Level: SE drive	350.32	0.90718	317.80	579	68.62	19.59	21.59
14	235 m Level: SE drive	232.03	0.90718	210.49	275	71.23	30.70	33.84
15A	235 m Level: SE drive	132.54	0.90718	120.24	180	20.01	15.10	16.64
15B	235 m Level: SE drive	255.07	0.90718	231.39	293	68.09	26.70	29.43
16A	235 m Level: SE drive	133.72	0.90718	121.31	167	33.63	25.15	27.73
16B	235 m Level: SE drive	158.51	0.90718	143.80	252	25.07	15.82	17.43
17	235 m Level: SE drive	248.46	0.90718	225.40	383	46.00	18.51	20.41
18	235 m Level: N drive	254.96	0.90718	231.29	264	23.42	9.19	10.13
19	235 m Level: SE drive	205.56	0.90718	186.48	267	30.00	14.60	16.09
20	235 m Level: SE drive	232.97	0.90718	211.35	352	49.75	21.35	23.54
21	235 m Level: N drive	226.29	0.90718	205.29	337	32.89	14.53	16.02
22	235 m Level: SE drive	268.71	0.90718	243.77	460	50.05	18.63	20.53
23	235 m Level: N drive	248.08	0.90718	225.06	331	45.63	18.39	20.28
24	235 m Level: SE drive	201.43	0.90718	182.74	460	60.24	29.91	32.97
25	235 m Level: SE drive	254.37	0.90718	230.76	331	77.55	30.49	33.61

Shore Gold Inc.: Star Diamond Project
Recalculated Kimberlite Batch Weights and Diamond Grades with Short Ton to Metric Tonne Conversion

Batch	Depth (m) or Location	Reported Dry Short tons	Conversion Factor	Recalculated Dry Metric tonnes	Total Stones	Total Carats	Grade (cpht)	Recalculated Grade (cpht)
26	235 m Level: SE drive	184.04	0.90718	166.96	319	60.82	33.05	36.43
27	235 m Level: SE drive	292.38	0.90718	265.25	330	41.52	14.20	15.65
28	235 m Level: SE drive	297.51	0.90718	269.89	493	60.21	20.24	22.31
29	235 m Level: N drive	231.63	0.90718	210.13	307	34.31	14.81	16.33
30	235 m Level: N drive	196.56	0.90718	178.32	258	34.24	17.42	19.20
31	235 m Level: N drive	240.16	0.90718	217.87	333	39.69	16.53	18.22
32	235 m Level: SE drive	282.21	0.90718	256.01	385	34.10	12.08	13.32
33	235 m Level: SE drive	291.58	0.90718	264.52	402	50.85	17.44	19.22
34	235 m Level: N drive	293.13	0.90718	265.92	400	36.71	12.52	13.80
35A	235 m Level: SE drive	193.81	0.90718	175.82	282	20.20	10.42	11.49
35B	235 m Level: SE drive	205.07	0.90718	186.04	319	45.02	21.96	24.20
36	235 m Level: SE drive	239.21	0.90718	217.00	353	56.50	23.62	26.03
37	235 m Level: SE drive	254.85	0.90718	231.20	568	53.35	20.94	23.08
38A	235 m Level: SE drive	185.83	0.90718	168.58	211	38.92	20.94	23.09
38B	235 m Level: SE drive	264.56	0.90718	240.00	383	48.69	18.40	20.29
39	235 m Level: N drive	285.13	0.90718	258.67	447	41.25	14.47	15.95
40	235 m Level: N drive	287.61	0.90718	260.91	338	46.27	16.09	17.73
41	235 m Level: N drive	338.90	0.90718	307.44	427	59.78	17.64	19.44
42A	235 m Level: SE drive	278.32	0.90718	252.49	489	57.13	20.53	22.63
42B	235 m Level: SE drive	184.32	0.90718	167.21	289	26.75	14.51	16.00
43	235 m Level: SE drive	344.69	0.90718	312.70	326	42.14	12.23	13.48
44	235 m Level: N drive	289.71	0.90718	262.82	388	46.61	16.09	17.74
45A	235 m Level: N drive	229.67	0.90718	208.35	295	29.81	12.98	14.31
45B	235 m Level: N drive	233.53	0.90718	211.85	310	35.65	15.26	16.83
46	235 m Level: N drive	235.08	0.90718	213.26	448	46.01	19.57	21.58
47	235 m Level: N drive	377.70	0.90718	342.64	510	61.73	16.34	18.02
48	235 m Level: N drive	355.02	0.90718	322.06	530	74.17	20.89	23.03
49	235 m Level: N drive	378.77	0.90718	343.61	412	95.92	25.32	27.92
50	235 m Level: SE drive	380.48	0.90718	345.16	518	51.44	13.52	14.90
51A	235 m Level: SE drive	288.40	0.90718	261.63	371	35.07	12.16	13.41
51B	235 m Level: SE drive	300.15	0.90718	272.29	441	45.45	15.14	16.69
52	235 m Level: N drive	246.52	0.90718	223.64	352	37.30	15.13	16.68
53	235 m Level: N drive	349.13	0.90718	316.72	668	75.67	21.68	23.89
54	235 m Level: SE drive	333.45	0.90718	302.50	428	40.48	12.14	13.38

Shore Gold Inc.: Star Diamond Project
Recalculated Kimberlite Batch Weights and Diamond Grades with Short Ton to Metric Tonne Conversion

Batch	Depth (m) or Location	Reported Dry Short tons	Conversion Factor	Recalculated Dry Metric tonnes	Total Stones	Total Carats	Grade (cpht)	Recalculated Grade (cpht)
55A	235 m Level: N drive	187.89	0.90718	170.45	241	37.10	19.74	21.76
55B	235 m Level: N drive	170.88	0.90718	155.02	237	32.10	18.78	20.71
56	235 m Level: SE drive	329.69	0.90718	299.09	472	48.41	14.68	16.19
57A	235 m Level: SE drive	189.22	0.90718	171.66	252	37.58	19.86	21.89
57B	235 m Level: N drive	228.62	0.90718	207.40	324	49.19	21.52	23.72
58	235 m Level: N drive	322.16	0.90718	292.26	432	55.35	17.18	18.94
59A	235 m Level: N drive	176.95	0.90718	160.53	208	25.04	14.15	15.60
59B	235 m Level: N drive	234.12	0.90718	212.39	268	34.95	14.93	16.45
60	235 m Level: SE drive	207.67	0.90718	188.40	247	26.35	12.69	13.98
61	235 m Level: SE drive	203.10	0.90718	184.25	166	18.16	8.94	9.86
62	235 m Level: SE drive	260.07	0.90718	235.93	258	38.73	14.89	16.41
63	235 m Level: SE drive	134.56	0.90718	122.07	120	15.82	11.76	12.96
64	235 m Level: SE drive	267.55	0.90718	242.72	335	55.66	20.80	22.93
65	235 m Level: SE drive	310.73	0.90718	281.89	433	46.78	15.05	16.59
66	235 m Level: SE drive	402.90	0.90718	365.50	653	72.91	18.10	19.95
67	235 m Level: N drive	237.72	0.90718	215.65	344	45.67	19.21	21.18
68	235 m Level: SE drive	269.31	0.90718	244.31	331	56.06	20.82	22.95
69	235 m Level: N drive	126.10	0.90718	114.40	131	19.07	15.12	16.67
70	235 m Level: SE drive	63.82	0.90718	57.90	75	9.15	14.34	15.80
71	235 m Level: SE drive	125.10	0.90718	113.49	153	14.00	11.19	12.34
72	235 m Level: SE drive	126.05	0.90718	114.35	86	6.61	5.25	5.78
73	Shaft Bottom Clean-up	278.73	0.90718	252.86	235	37.53	13.46	14.84
74	Surface Stockpile Clean-up	201.94	0.90718	183.20	64	6.59	3.26	3.59
75	235 m Level: SE drive	387.03	0.90718	351.10	548	57.91	14.96	16.49
76	235 m Level: SE drive	440.89	0.90718	399.97	736	103.21	23.41	25.81
77	235 m Level: SE drive	205.03	0.90718	186.00	286	57.69	28.14	31.02
78	Underground Drift Clean-up	112.88	0.90718	102.40	137	16.79	14.87	16.39
79	SOUTH 8 SLASH	66.92	0.90718	60.71	57	5.38	8.03	8.86
80	SOUTH MAIN I	103.19	0.90718	93.61	102	20.30	19.67	21.68
81	SOUTH 14 C	292.56	0.90718	265.40	283	24.26	8.29	9.14
82	SOUTH 7A	216.25	0.90718	196.18	298	34.16	15.80	17.41
83	SOUTH 8C	383.89	0.90718	348.25	502	33.41	8.70	9.59
84	SOUTH 15A	377.96	0.90718	342.88	577	52.45	13.88	15.30
85	SOUTH 7B	255.20	0.90718	231.51	331	52.77	20.68	22.80

Shore Gold Inc.: Star Diamond Project
Recalculated Kimberlite Batch Weights and Diamond Grades with Short Ton to Metric Tonne Conversion

Batch	Depth (m) or Location	Reported Dry Short tons	Conversion Factor	Recalculated Dry Metric tonnes	Total Stones	Total Carats	Grade (cpht)	Recalculated Grade (cpht)
86	SOUTH 14A	364.88	0.90718	331.01	693	81.46	22.33	24.61
87	SOUTH 15B	299.89	0.90718	272.05	477	38.73	12.91	14.24
88	SOUTH 8D	356.41	0.90718	323.33	404	48.07	13.49	14.87
89	SOUTH 14B	310.60	0.90718	281.77	326	26.92	8.67	9.55
90	SOUTH 13A	274.74	0.90718	249.24	323	34.15	12.43	13.70
91	SOUTH 14E	275.57	0.90718	249.99	277	26.95	9.78	10.78
92	SOUTH 16B	342.78	0.90718	310.96	484	52.03	15.18	16.73
93	SOUTH 12 Raise 1	202.88	0.90718	184.05	325	42.42	20.91	23.05
94	SOUTH 13B	319.40	0.90718	289.76	376	56.61	17.72	19.54
95	SOUTH 12 Raise 2	79.29	0.90718	71.93	133	14.93	18.82	20.75
96	SOUTH 11B	321.81	0.90718	291.94	341	58.34	18.13	19.98
97	SOUTH 11C	55.99	0.90718	50.80	26	5.46	9.75	10.75
98	SOUTH 14 END SLASH	45.55	0.90718	41.33	62	10.61	23.28	25.67
99	SOUTH 4I	221.58	0.90718	201.01	229	33.68	15.20	16.75
100	SOUTH 8G	231.08	0.90718	209.63	265	43.14	18.67	20.58
101	SOUTH 7D	240.19	0.90718	217.90	300	43.90	18.28	20.15
102	SOUTH 15C	177.72	0.90718	161.22	298	34.88	19.63	21.64
103	SOUTH 3-2 SILL SLASH	163.62	0.90718	148.43	142	18.09	11.06	12.19
104	SOUTH 4H	264.62	0.90718	240.06	318	46.09	17.42	19.20
105	SOUTH 3 SILL SLASH A	288.48	0.90718	261.70	314	51.69	17.92	19.75
106	SOUTH 11A	289.50	0.90718	262.63	360	67.77	23.41	25.80
107	SOUTH 7E	182.79	0.90718	165.82	233	54.83	29.99	33.06
108	SOUTH 4J	142.52	0.90718	129.29	82	17.84	12.51	13.80
109	NORTH 6 SILL SLASH	55.07	0.90718	49.96	57	8.01	14.54	16.02

Bulk Sample		27836.54		25252.76	33820	4048.81	14.54	16.03

Prefeasibility		7202.93		6534.35	8995	1139.32	15.82	17.44

Total		35039.47		31787.11	42815	5188.13	14.81	16.32